[Orrick, Herrington & Sutcliffe LLP Letterhead]	Lowell D. Ness
(650) 614-7455
lness@orrick.com
March 25, 2008
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549
Re:	VirnetX Holding Corporation (the “Company”) Registration Statements on Form S-3 Filed March 25, 2008
Ladies and Gentlemen:
The Company is concurrently filing two registration statements on Form S-3, one of which is a post-effective amendment to a registration statement originally filed on Form SB-2 on August 29, 2008 (File No. 333-145765), as amended. Both of the S-3 registration statements contain disclosure substantially the same as that previously reviewed by the Staff as part of its full review of the registration statement on Form SB-2. The post-effective amendment to Form SB-2 was necessary in order to transfer the secondary offering portion of this registration statement being made pursuant to Rule 415 off of Form SB-2 which is no longer being used by the SEC and the other S-3 registration statement is being filed by the Company to register a secondary offering by additional selling stockholders who were not included in the earlier registration statement on Form SB-2. Please feel free to contact me at (650) 614-7455.
Very truly yours,
/s/ Lowell D. Ness